                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                              ------------------

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                          Sight Resource Corporation
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                        Common Stock, $.01  par value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                 826 55 N105
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                                Gordon Safran
                             24909 Duffield Road
                            Cleveland, Ohio  44122
                                (216) 831-0575
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               November 5, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                        (continued on following pages)






                             (Page 1 of 4 pages)

CUSIP NO.  826 55 N105                13D                   PAGE  2 OF  4 PAGES

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Gordon Safran
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

                    Not Applicable.
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER                     173,999
     NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER                   171,552
     OWNED BY
       EACH        -------------------------------------------------------------
     REPORTING        9      SOLE DISPOSITIVE POWER                173,999
    PERSON WITH
                   -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER              171,552

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                          345,551
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         / /
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   3.88%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
                                    IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Schedule relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Sight Resource Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Jeffrey Avenue, Holliston, Massachusetts 01746.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed by Gordon Safran, an individual. Gordon Safran is sometimes referred to herein individually as a "Reporting Person" or as "Mr. Safran."

     (a)  Gordon Safran.

     (b)  24909 Duffield Road, Cleveland, Ohio  44122.

     (c) Currently, Gordon Safran's principal occupation is President of Safran Inns, LLC.

     (d) During the last five years, Gordon Safran has not been convicted in a criminal proceeding (excluding traffic violations or similar proceedings).

     (e) During the last five years, Gordon Safran has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Gordon Safran is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

     Not Applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Gordon Safran beneficially owns 345,551 shares of the Issuer's Common Stock, which represents approximately 3.88% of the total issued and outstanding shares of the Issuer's Common Stock.

     (b) Gordon Safran has sole voting power and sole dispositive power over 173,999 shares of the Issuer's Common Stock. Mr. Safran has shared voting power and shared dispositive power over 171,552 shares of the Issuer's Common Stock owned by The E.B. Brown Optical Company. Mr. Safran owns 85% of the outstanding shares of The E. B. Brown Optical Company, and his wife, Evelyn Safran, owns the remaining 15%.

     (c) In the past 60 days, Gordon Safran has had no transactions in the Issuer's Common Stock.

     (d) Except as described in Item 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Safran.

     (e) On or about November 5, 1997 Mr. Safran ceased to be the owner of more than five percent of the Common Stock of the Issuer.


                               Page 3 of 4 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 1998                  /s/ Gordon Safran
                                       ------------------------------------
                                       Gordon Safran







                               Page 4 of 4 Pages